FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer Check all applicable)
Orloski, Sr. Frank R.	Uni-Marts, Inc. UNI	_X_ Director ___ 10% Owner
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 179-24-8945	___ Officer (give title below) ___ Other (specify below)
c/o Uni-Marts, Inc. 477 East Beaver Avenue		
(Street)	4. Statement for Month/Year February 27, 2003	
	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _x_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
State College, PA 16801		
(City) (State) (Zip)		

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7) Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price			
Common Stock	2/27/03	A		3,875	A	$1.29	19,510	D	

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Option - Right to Buy	$2.00						10/2/01	10/1/10	Common Stock	6,000		6,000	D	
Option - Right to Buy	$2.15						2/22/02	2/21/11	Common Stock	2,500		2,500	D	
Option - Right to Buy	$2.55						2/21/03	2/20/12	Common Stock	3,000		3,000	D	
Option - Right to Buy	$1.29	2/27/03	A		3,500		2/27/04	2/26/13	Common Stock	3,500		3,500	D	

Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

Explanation of Responses:

_____/s/ N. Gregory Petrick_____
**Signature of Reporting Person

_____February 28, 2003_____
Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  *   If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

  **   Intentional misstatements or omissions of facts constitute Federal Criminal Violations
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure